UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

    Information Statement Pursuant to Rules 13d-1 and 13d-2
           Under the Securities Exchange Act of 1934
                    (Amendment No.   3   )*


                           R.G. BARRY
                        (Name of Issuer)


                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)




                           068798107
                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 068798107


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates Investment Trust, 36-4032559 series designated The Oakmark Small Cap Fund


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
855,000



7.
SOLE DISPOSITIVE POWER
None



8.
SHARED DISPOSITIVE POWER
855,000



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
855,000


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.13%


12.
TYPE OF REPORTING PERSON*
IV


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)Name of Issuer:
                    R.G. Barry

     1(b) Address of Issuer's Principal Executive Offices:
                    13405 Yarmough Road NW
                    Pickerington, OH 43147

Item 2(a)      Name of Person Filing:
                    Harris Associates Investment Trust,
                    series designated The Oakmark Small Cap Fund

     2(b) Address of Principal Business Office or, if none,
    Residence:
                    Two North LaSalle Street, Suite 500
                    Chicago, IL 60602-3790

     2(c) Citizenship:
                    The filing person is a Massachusetts business trust
     2(d) Title of Class of Securities:
                    Common Stock, $0.01 Par Value (the "Shares")

     2(e) CUSIP Number:
                    068798107

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Not applicable.

Item 4    Ownership (at December 31, 2000):

     4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:
                    855,000 shares

     4(b) Percent of Class:
                    9.13%

     4(c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                    None

          (ii) shared power to vote or to direct the vote:
                    855,000

         (iii) sole power to dispose or to direct the disposition of:
                    None

          (iv) shared power to dispose or to direct the
               disposition of:
                    855,000

Item 5    Ownership of Five Percent or Less of a Class:
                    Not Applicable.

          Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:
                              Not Applicable.

          Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

          Item 8    Identification and Classification of Members of the
          Group:
                                        Not Applicable.

          Item 9    Notice of Dissolution of Group:
                                        Not Applicable.

          Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    January 26, 2001


                         Harris Associates Investment Trust,
                         series designated The Oakmark
                         Small Cap Fund





                         By:/s/Anita M. Nagler
                         Anita M. Nagler
                         Secretary

                      HARRIS ASSOCIATES L.P.
               Two North LaSalle Street, Suite 500
                   Chicago, Illinois 60602-3790



                                   January 26, 2001



Via EDGAR System

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn:  Filing Desk, Stop 1-4

     Re:  Amendment No. 3 to Schedule 13G
          for R.G. Barry



Dear Sir or Madam:

     On behalf of Harris Associates Investment Trust, series designated The Oakmark Small Cap Fund and pursuant to Regulation 13D-G of the Regulations adopted under the Securities Exchange Act of 1934, attached hereto for filing is one copy of Amendment No. 3 to Schedule 13G for R.G. Barry

     A copy of this Amendment has been forwarded to the principal executive offices of R.G. Barry.


                                   Very truly yours,

                                   /s/ SUSAN L. KEHOE


                                   Susan L. Kehoe
                                   Legal Assistant


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